

June 8, 2015

Via E-Mail
Michael Choate
Proskauer Rose LLP
Three First National Plaza
Chicago, IL 60602-4242

> **Re:** **Global Net Lease, Inc.**
> **Schedule TO-I filed June 2, 2015**
> **File No. 5-88785**

Dear Mr. Choate:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

Please respond to this letter by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit (a)(i) - Offer to Purchase

Withdrawal Rights, page 4

1. We believe the reference to June 29, 2015 as the date by which "back end withdrawal rights" arise may be a typographical error. Please revise consistent with the requirements of Rule 13e-4(f)(2)(ii).

Conditions of the Offer, page 21

2. Refer to the disclosure on page 24 in this section. Provide additional details such that shareholders can understand the parameters of the "REIT condition" referenced here. For example, explain what may cause you to fail to qualify for taxation as a REIT under the Code, such that you would not be obligated to complete the Offer.

Source and Amount of Funds, page 25

3. We note that the Offer is conditioned on the Credit Facility Condition being satisfied. In this section, you state that you expect to use cash totaling approximately $25 million and expect to borrow about $100 million under the Company's existing revolving loan Credit Facility. On page 26 of the Offer to Purchase, you state that available borrowings under the Credit Facility are based on a pool of eligible unencumbered real estate assets and that the unused borrowing capacity as of March 31, 2015 was $71.6 million. Please advise how you will borrow the necessary $100 million needed to fund the Offer. We may have additional comments.

Miscellaneous

4. We note the disclosure here that the Offer is "neither being made to, not will tenders be accepted from or on behalf of, stockholders in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction." Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1 of SEC Release 33-8957. While an offer need not be made into certain countries where doing so would be illegal, you may not refuse to accept tenders from holders in certain jurisdictions. Please revise or advise.

Closing Information

Please amend the filing in response to the above comment. We may have further comments upon receipt of your additional filing(s); therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with the above comment is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

•   It is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about this comment or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions